Investor Contact	Media Contact
Linda Ventresca	Joe Cohen
AXIS Capital Holdings Limited	AXIS Capital Holdings Limited
investorrelations@axiscapital.com	joseph.cohen@axiscapital.com
(441) 405-2727	(212) 715-3524

AXIS CAPITAL REPORTS THIRD QUARTER 2017 RESULTS

For the third quarter of 2017, the Company reports:

•	Net loss attributable to common shareholders of $468 million, or $(5.61) per diluted common share

•	Non-GAAP operating loss[1] of $446 million, or $(5.35) per diluted common share[1]

•	Diluted book value per common share of $55.33

•	Estimated catastrophe pre-tax net losses, net of reinstatement premiums, of $617 million, as pre-announced

Pembroke, Bermuda, October 25, 2017 - AXIS Capital Holdings Limited ("AXIS Capital" or "the Company") (NYSE: AXS) today reported net loss attributable to common shareholders for the third quarter of 2017 of $468 million, or $(5.61) per diluted common share, compared to net income of $177 million, or $1.96 per diluted common share, for the third quarter of 2016. Net loss attributable to common shareholders for the nine months ended September 30, 2017 was $378 million, or $(4.47) per diluted common share, compared with net income of $335 million, or $3.61 per diluted common share, for the corresponding period in 2016.

Non-GAAP operating loss for the third quarter of 2017 was $446 million, or $(5.35) per diluted common share, compared to non-GAAP operating income of $161 million, or $1.78 per diluted common share, for the third quarter of 2016. For the nine months ended September 30, 2017, AXIS Capital reported non-GAAP operating loss of $284 million, or $(3.37) per diluted common share, compared with non-GAAP operating income of $309 million, or $3.34 per diluted common share for the first nine months of 2016.

1 Non-GAAP operating income (loss) and non-GAAP operating income (loss) per diluted common share are "non-GAAP financial measures" as defined in SEC Regulation G. The reconciliations of non-GAAP measures to the most comparable GAAP financial measures (net income (loss) available to common shareholders and diluted earnings per common share, respectively) are provided in this release, as is a discussion of the rationale for the presentation of these items.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Commenting on the third quarter 2017 financial results, Albert Benchimol, President and CEO of AXIS Capital, said:

"During the month of September, our industry experienced substantial natural catastrophe loss activity, comparable to full year levels incurred in 2005 and 2011, which were the highest catastrophe loss years on record. Our thoughts are with the victims of these natural catastrophes, who are in many cases still far from resuming a semblance of normal life. Our staff remains committed to supporting those in need and resolving claims as expeditiously as possible. We know that the aftermath of catastrophic events is a time when our clients depend on us the most, and here at AXIS, we take pride in demonstrating the real value of our products and services.

"The financial impact of this series of events was consistent with our expectations, reflecting lessons learned from prior large cat experience and recent changes to our portfolio. Our diluted book value per share, adjusted for dividends, declined 8% over the prior quarter.  Excluding the impact of catastrophes, our annualized operating return on average common equity was 10%, reflecting the benefits of our profitability improvement initiatives, absorbing the ongoing negative impact of rate and trend and the Ogden rate change. We expect the market to react strongly to industry losses this quarter, which when combined with low interest rates and sustained multi-year pricing erosion, will drive adjustments to risk-based pricing.

"As a leader in the global wholesale marketplace that absorbed so much volatility, we are strategically well positioned for improving conditions. Importantly, we recently completed the acquisition of Novae, which creates a $2 billion participant in the London specialty market, with a top-10 position at Lloyd’s within a $6 billion international specialty (re)insurer. Our teams are working to ensure our operations are brought together seamlessly to maximize our ability to respond to opportunities, and, most importantly, we are encouraged by the positive market reaction to the combination. We are optimistic that the international specialty insurance market will deliver more benefits than we originally contemplated when the transaction was announced, and that we will approach the January 2018 renewal season with a strong platform, a strengthened brand, and a renewed commitment to deliver a superior value proposition to all of our stakeholders."

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Third Quarter Highlights2

•
Gross premiums written increased by $226 million, or 24%, to $1.2 billion, with an increase of $157 million, or 55% (56% on a constant currency basis3), in our reinsurance segment and an increase of $69 million, or 10%, in our insurance segment;

•	Net premiums written increased 40% to $833 million;

•	Net premiums earned increased by 9% (10% on a constant currency basis) to $1 billion;

•	Combined ratio of 152.9%, compared to 92.6%;

•	Current accident year loss ratio of 126.2%, compared to 65.1%;

•
Estimated catastrophe and weather-related pre-tax net losses, net of reinstatement premiums, of $617 million, or 61.4 points, on the current accident year loss ratio compared to $22 million, or 2.3 points;

•	Favorable prior year net reserve development of $48 million (benefiting the combined ratio by 4.7 points), compared to $76 million (benefiting the combined ratio by 8.1 points);

•	Net investment income decreased to $95 million, compared to $117 million;

•
Pre-tax total return on cash and investments[4] of 1.1%, including foreign exchange movements, or 0.9%, excluding foreign exchange movements[5]. The comparable prior period pre-tax total return was 1.1% including and excluding foreign exchange movements;

•	Fee income from strategic capital partners[6] of $6 million, compared to $8 million;

•	Net loss attributable to common shareholders of $468 million, compared to net income of $177 million;

•	Non-GAAP operating loss of $446 million, compared to non-GAAP operating income of $161 million;

•	Net cash flows from operations of $163 million, compared to $203 million;

•	Diluted book value per common share of $55.33, a decrease of 8% compared to the prior quarter, and a 7% decrease over the last 12 months;

•	Dividends declared of $0.38 per common share, with the total common dividends declared of $1.52 per share over the past twelve months;

•	Adjusted for dividends, diluted book value per common share decreased by $4.74, or 8%, for the quarter and $2.92, or 5%, over the past twelve months; and

•
Total common shares repurchased during the quarter of $3 million. Following the offer to acquire Novae Group plc ("Novae") on July 5, 2017, the Company suspended its open market share repurchase program.

2 All comparisons are with the same period of the prior year, unless otherwise stated.
3Amounts presented on a constant currency basis are "non-GAAP financial measures" as defined in SEC Regulation G. The constant currency basis is calculated by applying the average foreign exchange rate from the current year to prior year amounts. The reconciliations to the most comparable GAAP financial measures are provided in this release, as is a discussion of the rationale for the presentation of these items.
4 Pre-tax total return on cash and investments includes net investment income (loss), net realized investment gains (losses), interest in income (loss) of equity method investments and the change in unrealized gains (losses) generated by our average cash and investment balances. Total cash and invested assets represents the total cash, available for sale investments, mortgage loans, other investments, equity method investments, short-term investments, accrued interest receivable and net receivable (payable) for investments sold (purchased).
5Pre-tax total return on cash and investments excluding foreign exchange movements is a "non-GAAP financial measure" as defined in SEC Regulation G. The reconciliation to pre-tax total return on cash and investments, the most comparable GAAP financial measure, also included foreign exchange gains (losses) of $22 million and $(8) million for the three months ended September 30, 2017 and 2016, respectively, and foreign exchange gains (losses) of $62 million and $(39) million for the nine months ended September 30, 2017 and 2016, respectively.
6 Fee income from strategic capital partners represents services fees and reimbursement of expenses earned by the AXIS Reinsurance segment from its strategic capital partners.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Segment Highlights

Insurance Segment

Our insurance segment reported gross premiums written of $744 million in the third quarter of 2017, an increase of $69 million, or 10%, compared to gross premiums written of $675 million in the third quarter of 2016. The increase in gross premiums written was attributable to our liability lines, and our credit and political risk lines driven by new business, together with an increase in our aviation lines associated with our recent acquisition of Aviabel. These increases were partially offset by a reduction in premiums written following our exit from some U.S. retail insurance operations last year.

For the nine months ended September 30, 2017, gross premiums written were $2.2 billion, an increase of $122 million, or 6%, compared to the same period in 2016. The increase in gross premiums written was attributable to our liability, accident and health, and professional lines driven by new business, together with an increase in our aviation lines associated with our recent acquisition of Aviabel. These increases were partially offset by a reduction in premiums written following our exit from some U.S. retail insurance operations last year.

Net premiums written increased by 15% and 7% (8% on a constant currency basis) in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, reflecting the increase in gross premiums written together with a decrease in premiums ceded in our property lines, partially offset by an increase in premiums ceded in our liability lines.

Net premiums earned increased by 12% and 9% (10% on a constant currency basis) in the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increases were driven by strong premiums growth in our accident and health lines as well as our aviation lines in recent periods, together with a decrease in ceded premiums earned in our property lines. On a year-to-date basis net premiums earned were also impacted by strong premium growth in our property lines in recent periods.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Our insurance segment reported an underwriting loss of $282 million for the current quarter, compared to underwriting income of $25 million in the third quarter of 2016. The current quarter's underwriting results reflected a combined ratio of 156.9%, compared to 94.4% in the same period in 2016. This included an increase in the current accident year loss ratio to 127.3% this quarter from 66.1% in the third quarter of 2016. During the third quarter of 2017, we incurred pre-tax catastrophe and weather-related losses of $317 million, or 64.0 points, primarily attributable to Hurricanes Harvey, Irma and Maria as well as the two earthquakes in Mexico and U.S. weather-related events, compared to $15 million, or 3.3 points, of catastrophe and weather-related losses reported during the same period in 2016. After adjusting for catastrophe and weather-related losses, the segment's current accident year loss ratio in the third quarter increased by 0.5 points, compared to the same period in 2016, primarily due to an increase in attritional loss experience in our property lines, together with the adverse impact of rate and trend, partially offset by changes in business mix.

Net favorable prior year loss reserve development was $3 million, or 0.5 points, this quarter, compared to $21 million, or 4.7 points, in the third quarter of 2016.

The segment's acquisition cost ratio increased in the quarter to 15.0% from 13.9%, compared to the same period in 2016, primarily as a result of changes in business mix.

The segment's general and administrative expense ratio decreased in the quarter to 15.1% from 19.1%, compared to the same period in 2016 largely attributable to a decrease in performance-related compensation costs and an increase in net premiums earned.

For the nine months ended September 30, 2017, our insurance segment reported an underwriting loss of $269 million, compared to underwriting income of $31 million for the same period in 2016. The decrease in underwriting income was principally associated with an increase in catastrophe and weather-related losses.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Reinsurance Segment

Our reinsurance segment reported gross premiums written of $441 million in the third quarter of 2017, an increase of $157 million, or 55% (56% on a constant currency basis), compared to gross premiums written of $285 million in the third quarter of 2016. The increase in gross premiums written was attributable to our liability, catastrophe, property, and motor lines. The increase in our liability lines was due to timing differences and the increase in our catastrophe lines was largely due to reinstatement premiums. The increase in our property and motor lines was primarily driven by new business. Timing differences also contributed to the increase in premiums written in our motor lines.

For the nine months ended September 30, 2017, gross premiums written were $2.2 billion, an increase of $99 million, or 5% (7% on a constant currency basis), compared to the same period in 2016. The increase in gross premiums written was attributable to our catastrophe, agriculture, property, and motor lines, partially offset by a decrease in our credit and surety lines. The increase in our catastrophe and property lines was driven by new business spread across several cedants. Favorable premium adjustments and reinstatement premiums also contributed to the increase in premiums written in our catastrophe and agriculture lines. The increase in our motor lines was driven by new business and favorable premium adjustments, partially offset by a lower level of premiums written on a multi-year basis during 2017, compared to 2016, together with the impact of foreign exchange movements as the strengthening of the U.S. dollar drove comparative premium decreases in treaties denominated in foreign currencies. The decrease in our credit and surety lines was primarily due to a lower level of premiums written on a multi-year basis.

Net premiums written increased by 105% (107% on a constant currency basis) in the third quarter of 2017, compared to the same period in 2016, reflecting the increase in gross premiums written in the quarter together with a decrease in premiums ceded to our strategic capital partners. The decrease in premiums ceded was attributable to our professional and liability lines, due to the timing of premiums ceded to the retrocessional cover entered into with Harrington Re Ltd. in the same period in 2016, partially offset by an increase in premiums ceded in our catastrophe lines.

On a year-to-date basis, net premiums written decreased by 5% (2% on a constant currency basis), compared to 2016, reflecting an increase in premiums ceded to our strategic capital partners, partially offset by an increase in gross premiums written.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Net premiums earned increased by 6% (8% on a constant currency basis) in the third quarter of 2017, compared to the same periods in 2016. The increase in net premiums earned was driven by strong premium growth in our motor lines as well as favorable premium adjustments impacting our catastrophe lines, partially offset by an increase in ceded premiums earned in our catastrophe lines.

On a year-to-date basis, net premiums earned increased by 2% (5% on a constant currency basis), compared to 2016. The increase in net premiums earned was driven by an increase in gross premiums earned in our motor and agriculture lines, partially offset by an increase in ceded premiums earned in our agriculture and professional lines, together with a decrease in gross premiums earned in our professional lines.

Our reinsurance segment reported an underwriting loss of $231 million for the current quarter, compared to underwriting income of $79 million in the third quarter of 2016. The current quarter's underwriting results reflected a combined ratio of 143.7%, compared to 85.1% in the same period in 2016. This included an increase in the current accident year loss ratio to 125.0% this quarter from 64.2% in the third quarter of 2016. During the third quarter of 2017, we incurred pre-tax catastrophe and weather-related losses, net of reinstatement premiums, of $299 million, or 58.7 points, attributable to Hurricanes Harvey, Irma, and Maria, as well as the two earthquakes in Mexico and U.S. weather-related events, compared to $7 million, or 1.5 points of catastrophe and weather-related losses reported during the same period in 2016. After adjusting for the catastrophe and weather-related losses, the segment's current accident year loss ratio in the third quarter increased by 3.6 points, compared to the same period in 2016, primarily due to an increase in mid-size loss experience in our credit and surety lines and the ongoing impact of the Ogden rate change on our motor lines.

Net favorable prior year reserve development was $45 million, or 8.6 points, this quarter compared to $55 million, or 11.3 points, in the third quarter of 2016.

Our reinsurance underwriting loss for the three months ended September 30, 2017 included other insurance related losses of $4 million, compared to other insurance related income of $6 million for the same period of 2016, largely attributable to a decrease in profit commissions associated with retrocessional agreements with strategic capital partners.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

The segment's acquisition cost ratio decreased in the quarter to 23.1% from 26.1%, compared to the same period in 2016, primarily as a result of changes in business mix.

The segment's general and administrative expenses decreased in the quarter to 4.2%, from 6.1%, compared to the same period in 2016, largely attributable to a decrease in performance-related compensation costs, together with an increase in fees from strategic capital partners.

For the nine months ended September 30, 2017, our reinsurance segment reported an underwriting loss of $170 million, compared to underwriting income of $182 million for the same period of 2016, principally associated with higher catastrophe and weather-related losses.

Investments

Net investment income of $95 million for the quarter represents a $22 million decrease from the third quarter of 2016, and an $11 million decrease from the second quarter of 2017, primarily due to changes in the fair value of our alternative investments ("other investments"). These investments generated a gain of $17 million in the current quarter, compared to a gain of $38 million in the third quarter of 2016, and a gain of $24 million in the second quarter of 2017.

Net realized investment gains for the quarter were $15 million, compared to net realized investment gains of $5 million in the third quarter of 2016, and net realized investment losses of $4 million in the second quarter of 2017.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Capitalization / Shareholders’ Equity

Our total capital7 at September 30, 2017 was $6.4 billion, including $1 billion of senior notes and $775 million of preferred equity, compared to $7.3 billion at December 31, 2016. The decrease in total capital is attributable to the net loss generated, the redemption of $351 million of 6.875% Series C preferred shares, as well as the repurchase of $286 million of our common shares during the first nine months of 2017. These decreases were partially offset by an increase in unrealized investment gains reported in other comprehensive income, following an increase in the market value of our fixed income and equity investment portfolios in the nine months ended September 30, 2017.

At October 25, 2017, the Company had $739 million of remaining authorization under our Board-authorized share repurchase program for common share repurchases through December 31, 2017. Following the offer to acquire Novae on July 5, 2017, the Company suspended its open market share repurchase program. AXIS Capital acquired the shares of Novae on October 2, 2017.

Diluted book value per common share, calculated on a treasury stock basis, decreased by $5.12 in the current quarter and by $4.44 over the past twelve months, to $55.33. The decrease in the quarter was primarily driven by the net loss generated, while the decrease over the past twelve months was driven by the net loss generated during the period and common share dividends declared, partially offset by an increase in unrealized investment gains reported in other comprehensive income.

During the third quarter of 2017, the Company declared common dividends of $0.38 per share, with total common dividends declared of $1.52 per share over the past twelve months. Adjusted for dividends declared, the diluted book value per common share decreased by $4.74, or 8%, for the quarter and $2.92, or 5%, over the past twelve months.

7 Total capital represents the sum of total shareholders' equity and our senior notes.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Recent Developments

On August 24, 2017, AXIS Capital reached an agreement to acquire Novae by way of a Scheme of Arrangement. On August 29, 2017, Novae shareholders approved the Scheme of Arrangement which went into effect on that same day. The acquisition was completed in two phases. In the first phase, AXIS Capital acquired Novae for approximately $615.6 million on October 2, 2017 . The results of Novae will be included in the AXIS Capital results from this date. This was followed by the commencement of management control and integration of the combined businesses upon receipt of clearance from the European Commission on October 6, 2017.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Conference Call

We will host a conference call on Thursday, October 26, 2017 at 9:00 AM (Eastern) to discuss the third quarter financial results and related matters. The teleconference can be accessed by dialing (888) 317-6003 (U.S. callers) or (412) 317-6061 (international callers) approximately ten minutes in advance of the call and entering the passcode 3755829. A live, listen-only webcast of the call will also be available via the Investor Information section of the Company's website at www.axiscapital.com. A replay of the teleconference will be available for two weeks by dialing (877) 344-7529 (U.S. callers) or (412) 317-0088 (international callers) and entering the passcode 10112955. The webcast will be archived in the Investor Information section of the Company's website.

In addition, a financial supplement relating to our financial results for the quarter ended September 30, 2017 is available in the Investor Information section of our website.

AXIS Capital is a Bermuda-based global provider of specialty lines insurance and treaty reinsurance with shareholders' equity at September 30, 2017 of $5.5 billion and locations in Bermuda, the United States, Europe, Singapore, Middle East, Canada, and Latin America. Its operating subsidiaries have been assigned a rating of "A+" ("Strong") by Standard & Poor's and "A+" ("Superior") by A.M. Best. For more information about AXIS Capital, visit our website at www.axiscapital.com.

Please be sure to follow AXIS Capital on LinkedIn.

LinkedIn: http://bit.ly/2kRYbZ5

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

AXIS CAPITAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS SEPTEMBER 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016

	2017	2016

	(in thousands)
Assets
Investments:
Fixed maturities, available for sale, at fair value	$11,086,386	$11,397,114
Equity securities, available for sale, at fair value	659,751	638,744
Mortgage loans, held for investment, at amortized cost and fair value	360,381	349,969
Other investments, at fair value	830,253	830,219
Equity method investments	108,597	116,000
Short-term investments, at amortized cost and fair value	15,282	127,461
Total investments	13,060,650	13,459,507
Cash and cash equivalents	1,350,613	1,039,494
Restricted cash and cash equivalents	280,514	202,013
Accrued interest receivable	68,023	74,971
Insurance and reinsurance premium balances receivable	2,968,096	2,313,512
Reinsurance recoverable on unpaid and paid losses	2,360,821	2,334,922
Deferred acquisition costs	562,774	438,636
Prepaid reinsurance premiums	734,129	556,344
Receivable for investments sold	9,357	14,123
Goodwill and intangible assets	87,206	85,049
Other assets	335,967	295,120
Total assets	$21,818,150	$20,813,691

Liabilities
Reserve for losses and loss expenses	$10,787,575	$9,697,827
Unearned premiums	3,521,063	2,969,498
Insurance and reinsurance balances payable	670,292	493,183
Senior notes	993,797	992,950
Payable for investments purchased	122,065	62,550
Other liabilities	268,659	325,313
Total liabilities	16,363,451	14,541,321

Shareholders' equity
Preferred shares	775,000	1,126,074
Common shares	2,206	2,206
Additional paid-in capital	2,291,516	2,299,857
Accumulated other comprehensive income (loss)	141,613	(121,841)
Retained earnings	6,051,659	6,527,627
Treasury shares, at cost	(3,807,295)	(3,561,553)
Total shareholders' equity	5,454,699	6,272,370

Total liabilities and shareholders' equity	$21,818,150	$20,813,691

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

AXIS CAPITAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended		Nine months ended
	2017	2016	2017	2016

	(in thousands, except per share amounts)
Revenues
Net premiums earned	$1,017,131	$934,415	$2,937,265	$2,783,746
Net investment income	95,169	116,923	299,899	257,818
Net realized investment gains (losses)	14,632	5,205	(14,811)	(40,295)
Other insurance related income (losses)	(3,197)	5,944	(4,420)	4,850
Bargain purchase gain	—	—	15,044	—
Total revenues	1,123,735	1,062,487	3,232,977	3,006,119

Expenses
Net losses and loss expenses	1,235,367	532,328	2,447,640	1,663,584
Acquisition costs	194,724	189,810	588,879	559,570
General and administrative expenses	124,629	142,906	433,704	439,554
Foreign exchange losses (gains)	32,510	(13,795)	90,093	(69,781)
Interest expense and financing costs	12,835	12,839	38,377	38,586
Transaction related expenses	5,970	—	5,970	—
Total expenses	1,606,035	864,088	3,604,663	2,631,513

Income (loss) before income taxes and interest in income (loss) of equity method investments	(482,300)	198,399	(371,686)	374,606
Income tax (expense) benefit	25,877	9,352	38,547	7,712
Interest in loss of equity method investments	(661)	(2,434)	(8,402)	(2,434)
Net income (loss)	(457,084)	186,613	(341,541)	364,460
Preferred shares dividends	10,656	9,969	36,154	29,906
Net income (loss) available to common shareholders	$(467,740)	$176,644	$(377,695)	$334,554

Per share data
Net income (loss) per common share:
Basic net income (loss)	$(5.61)	$1.97	$(4.47)	$3.64
Diluted net income (loss)	$(5.61)	$1.96	$(4.47)	$3.61
Weighted average number of common shares outstanding - basic	83,305	89,621	84,479	91,852
Weighted average number of common shares outstanding - diluted	83,305	90,351	84,479	92,579
Cash dividends declared per common share	$0.38	$0.35	$1.14	$1.05

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

AXIS CAPITAL HOLDINGS LIMITED
CONSOLIDATED SEGMENTAL DATA (UNAUDITED)
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	2017			2016
	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

	(in thousands)
Gross premiums written	$744,366	$441,208	$1,185,574	$675,430	$284,532	$959,962
Net premiums written	500,022	332,721	832,743	433,131	162,300	595,431
Net premiums earned	496,004	521,127	1,017,131	444,691	489,724	934,415
Other insurance related income (losses)	526	(3,723)	(3,197)	39	5,905	5,944
Net losses and loss expenses	(628,865)	(606,502)	(1,235,367)	(273,226)	(259,102)	(532,328)
Acquisition costs	(74,231)	(120,493)	(194,724)	(61,755)	(128,055)	(189,810)
Underwriting-related general and
administrative expenses(8)	(75,038)	(21,658)	(96,696)	(84,588)	(29,635)	(114,223)
Underwriting income (loss)(9)	$(281,604)	$(231,249)	$(512,853)	$25,161	$78,837	103,998

Corporate expenses(8)			(27,933)			(28,683)
Net investment income			95,169			116,923
Net realized investment gains			14,632			5,205
Foreign exchange (losses) gains			(32,510)			13,795
Interest expense and financing costs			(12,835)			(12,839)
Transaction related expenses			(5,970)			—
Income (loss) before income taxes and interest in income (loss) of equity method investments			$(482,300)			$198,399

Net loss and loss expense ratio	126.8%	116.4%	121.5%	61.4%	52.9%	57.0%
Acquisition cost ratio	15.0%	23.1%	19.1%	13.9%	26.1%	20.3%
General and administrative
expense ratio	15.1%	4.2%	12.3%	19.1%	6.1%	15.3%
Combined ratio	156.9%	143.7%	152.9%	94.4%	85.1%	92.6%

8Underwriting-related general and administrative expenses is a "non-GAAP financial measure" as defined in SEC Regulation G. The reconciliation to total general and administrative expenses, the most comparable GAAP financial measure, also included corporate expenses of $28 million and $29 million for the three months ended September 30, 2017 and 2016, respectively.
9Consolidated underwriting income (loss) is a "non-GAAP financial measure" as defined in SEC Regulation G. The reconciliation to income (loss) before tax and interest in income (loss) of equity investments, the most comparable GAAP measure, is presented above.

	Gross Premiums Written			Net Premiums Earned
	2017	2016	Change	2017	2016	Change
GAAP	$1,185,574	$959,962	23.5%	$1,017,131	$934,415	8.9%
Constant Currency[3]	$1,188,100	$959,962	23.8%	$1,027,050	$934,415	9.9%

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

AXIS CAPITAL HOLDINGS LIMITED
CONSOLIDATED SEGMENTAL DATA (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	2017			2016
	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

	(in thousands)
Gross premiums written	$2,234,395	$2,225,377	$4,459,772	$2,112,796	$2,126,762	$4,239,558
Net premiums written	1,533,029	1,764,689	3,297,718	1,433,058	1,855,529	3,288,587
Net premiums earned	1,448,270	1,488,995	2,937,265	1,322,649	1,461,097	2,783,746
Other insurance related income (losses)	1,077	(5,497)	(4,420)	(57)	4,907	4,850
Net losses and loss expenses	(1,241,495)	(1,206,145)	(2,447,640)	(853,771)	(809,813)	(1,663,584)
Acquisition costs	(223,665)	(365,214)	(588,879)	(184,982)	(374,588)	(559,570)
Underwriting-related general and
administrative expenses(8)	(253,308)	(82,474)	(335,782)	(252,652)	(99,980)	(352,632)
Underwriting income (loss)(9)	$(269,121)	$(170,335)	$(439,456)	$31,187	$181,623	212,810

Corporate expenses(8)			(97,922)			(86,922)
Net investment income			299,899			257,818
Net realized investment losses			(14,811)			(40,295)
Foreign exchange (losses) gains			(90,093)			69,781
Interest expense and financing costs			(38,377)			(38,586)
Bargain purchase gain			15,044			—
Transaction related expenses			(5,970)			—
Income (loss) before income taxes and interest in income (loss) of equity method investments			$(371,686)			$374,606

Net loss and loss expense ratio	85.7%	81.0%	83.3%	64.6%	55.4%	59.8%
Acquisition cost ratio	15.4%	24.5%	20.0%	14.0%	25.6%	20.1%
General and administrative
expense ratio	17.6%	5.6%	14.8%	19.0%	6.9%	15.8%
Combined ratio	118.7%	111.1%	118.1%	97.6%	87.9%	95.7%
8Underwriting-related general and administrative expenses is a "non-GAAP financial measure" as defined in SEC Regulation G. The reconciliation to total general and administrative expenses, the most comparable GAAP financial measure, also included corporate expenses of $98 million and $87 million for the nine months ended September 30, 2017 and 2016, respectively.
9Consolidated underwriting income (loss) is a "non-GAAP financial measure" as defined in SEC Regulation G. The reconciliation to income (loss) before tax and interest in income (loss) of equity investments, the most comparable GAAP measure, is presented above.

	Gross Premiums Written			Net Premiums Earned
	2017	2016	Change	2017	2016	Change
GAAP	$4,459,772	$4,239,558	5.2%	$2,937,265	$2,783,746	5.5%
Constant Currency[3]	$4,522,500	$4,239,558	6.7%	$2,999,050	$2,783,746	7.7%

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

AXIS CAPITAL HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
NON-GAAP OPERATING INCOME, NON-GAAP OPERATING RETURN ON AVERAGE COMMON EQUITY
AND UNDERWRITING-RELATED GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Three months ended		Nine months ended
	2017	2016	2017	2016

	(in thousands, except per share amounts)

Net income (loss) available to common shareholders	$(467,740)	$176,644	$(377,695)	$334,554
Net realized investment (gains) losses, net of tax(10)	(11,975)	(2,726)	16,703	42,667
Foreign exchange losses (gains), net of tax(11)	28,071	(13,229)	85,851	(67,771)
Bargain purchase gain(12)	—	—	(15,044)	—
Transaction related expenses, net of tax(13)	5,749	—	5,749	—
Non-GAAP operating income (loss)	$(445,895)	$160,689	$(284,436)	$309,450

Earnings (loss) per common share - diluted	$(5.61)	$1.96	$(4.47)	$3.61
Net realized investment (gains) losses, net of tax	(0.15)	(0.03)	0.20	0.46
Foreign exchange losses (gains), net of tax	0.34	(0.15)	1.01	(0.73)
Bargain purchase gain	—	—	(0.18)	—
Transaction related expenses, net of tax	0.07	—	0.07	—
Non-GAAP operating income (loss) per common share - diluted	$(5.35)	$1.78	$(3.37)	$3.34

Weighted average common shares and common share equivalents - diluted	83,305	90,351	84,479	92,579

Average common shareholders' equity	4,898,698	5,369,921	4,912,998	5,319,849

Annualized return on average common equity	nm	13.2%	(10.3)%	8.4%

Annualized non-GAAP operating return on average common equity(14)	nm	12.0%	(7.7)%	7.8%

nm - not meaningful

10Tax cost (benefit) of $2,657 and $2,479 for the three months ended September 30, 2017 and 2016, respectively, and $1,892 and $2,372 for the nine months ended September 30, 2017 and 2016, respectively. Tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors including the ability to utilize capital losses.
11Tax cost (benefit) of ($4,439) and $566 for the three months ended September 30, 2017 and 2016, respectively, and $(4,242) and $2,010 for the nine months ended September 30, 2017 and 2016, respectively. Tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors including the tax status of specific foreign exchange transactions.
12Tax impact is nil.
13Tax cost (benefit) of $(221) for the three months and nine ended September 30, 2017. Tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors including the tax status of specific foreign exchange transactions.
14Annualized non-GAAP operating return on average common equity is a "non-GAAP financial measure" as defined in SEC Regulation G. The reconciliation to the most comparable GAAP financial measure annualized return on average common equity is provided in this release, as is a discussion of the rationale for the presentation of these items.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements contained in this release include our expectations regarding market conditions and information regarding our estimates of losses related to natural disasters. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause actual events or results to be materially different from our expectations include (1) the cyclical nature of the re(insurance) business leading to periods with excess underwriting capacity and unfavorable premium rates, (2) the occurrence and magnitude of natural and man-made disasters, (3) losses from war, terrorism and political unrest or other unanticipated losses, (4) actual claims exceeding our loss reserves, (5) general economic, capital and credit market conditions, (6) the failure of any of the loss limitation methods we employ, (7) the effects of emerging claims, coverage and regulatory issues, including uncertainty related to coverage definitions, limits, terms and conditions, (8) our inability to purchase reinsurance or collect amounts due to us, (9) the breach by third parties in our program business of their obligations to us, (10) difficulties with technology and/or data security, (11) the failure of our policyholders and intermediaries to pay premiums, (12) the failure of our cedants to adequately evaluate risks, (13) inability to obtain additional capital on favorable terms, or at all, (14) the loss of one or more key executives, (15) a decline in our ratings with rating agencies, (16) the loss of business provided to us by our major brokers and credit risk due to our reliance on brokers, (17) changes in accounting policies or practices, (18) the use of industry catastrophe models and changes to these models, (19) changes in governmental regulations and potential government intervention in our industry, (20) failure to comply with certain laws and regulations relating to sanctions and foreign corrupt practices, (21) increased competition, (22) changes in the political environment of certain countries in which we operate or underwrite business including the United Kingdom's expected withdrawal from the European Union, (23) fluctuations in interest rates, credit spreads, equity prices and/or currency values, (24) the failure to successfully integrate acquired businesses or realize the expected synergies resulting from such acquisitions and (25) the other factors set forth in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic and other filings with the SEC, which are accessible on the SEC's website at www.sec.gov. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Non-GAAP Financial Measures

We present our results of operations in the way we believe will be most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of the measurements we use are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. In this release, we present underwriting-related general and administrative expenses, consolidated underwriting income, non-GAAP operating income (in total and on a per share basis), amounts presented on a constant currency basis, and pre-tax total return on cash and investments excluding foreign exchange movements, which are "non-GAAP financial measures" as defined in SEC Regulation G. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, better explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Underwriting-Related General and Administrative Expenses
Underwriting-related general and administrative expenses include those general and administrative expenses that are incremental and/or directly attributable to our individual underwriting operations. While this measure is presented in the Segment Information footnote to our Consolidated Financial Statements, it is considered a non-GAAP financial measure when presented elsewhere on a consolidated basis.

Corporate expenses include holding company costs necessary to support our worldwide insurance and reinsurance operations and costs associated with operating as a publicly-traded company. As these costs are not incremental and/or directly attributable to our individual underwriting operations, we exclude them from underwriting-related general and administrative expenses and, therefore, consolidated underwriting income. Our total general and administrative expenses (the most comparable GAAP financial measure to underwriting-related general and administrative expenses) also includes corporate expenses.

The reconciliation of underwriting-related general and administrative expenses to general and administrative expenses, the most comparable GAAP measure, is included in the "Consolidated Segmental Data" section of this press release.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Consolidated Underwriting Income
Consolidated underwriting income is a pre-tax measure of underwriting profitability that takes into account net premiums earned and other insurance related income (losses) as revenues and net losses and loss expenses, acquisition costs and underwriting-related general and administrative costs as expenses. While this measure is presented in the Segment Information footnote to our Consolidated Financial Statements, it is considered a non-GAAP financial measure when presented elsewhere on a consolidated basis.

We evaluate our underwriting results separately from the performance of our investment portfolio. As such, we believe it appropriate to exclude net investment income and net realized investment gains (losses) from our underwriting profitability measure. Interest expense and financing costs primarily relate to interest payable on our senior notes and are excluded from consolidated underwriting income for the same reason.

As noted above, foreign exchange losses (gains) in our Consolidated Statement of Operations primarily relate to our net insurance-related liabilities. However, we manage our investment portfolio in such a way that unrealized and realized foreign exchange rate losses (gains) on our investment portfolio generally offset a large portion of the foreign exchange losses (gains) arising from our underwriting portfolio. As a result, we believe that foreign exchange losses (gains) are not a meaningful contributor to our underwriting performance and, therefore, exclude them from consolidated underwriting income.

The bargain purchase gain, recognized upon the acquisition of Aviabel, reflects the amount by which the fair value of the net identifiable assets acquired exceeded the fair value of consideration transferred and should be excluded from consolidated underwriting income since it is not related to underwriting operations.

Transaction related expenses are driven by business decisions, the nature and timing of which are unrelated to the underwriting process and for this reason they are excluded from consolidated underwriting income.

We believe that presentation of underwriting-related general and administrative expenses and consolidated underwriting income provide investors with an enhanced understanding of our results of operations, by highlighting the underlying pre-tax profitability of our underwriting activities. The reconciliation of consolidated underwriting income to income before income taxes and interest in income (loss) of equity method investments (the most comparable GAAP financial measure) is included in the "Consolidated Segmental Data" section of this press release.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Non-GAAP Operating Income
Non-GAAP operating income represents after-tax operational results without consideration of after-tax net realized investment gains (losses), foreign exchange losses (gains), bargain purchase gain and transaction related expenses.

Although the investment of premiums to generate income and realized investment gains (losses) is an integral part of our operations, the determination to realize investment gains (losses) is independent of the underwriting process and is heavily influenced by the availability of market opportunities. Furthermore, many users believe that the timing of the realization of investment gains (losses) is somewhat opportunistic for many companies.

Foreign exchange losses (gains) in our Consolidated Statements of Operations are primarily driven by the impact of foreign exchange rate movements on net insurance-related liabilities. However, this movement is only one element of the overall impact of foreign exchange rate fluctuations on our financial position. In addition, we recognize unrealized foreign exchange losses (gains) on our available-for-sale investments in other comprehensive income and foreign exchange losses (gains) realized upon the sale of these investments in net realized investment gains (losses). These unrealized and realized foreign exchange movements generally offset a large portion of the foreign exchange losses (gains) reported separately in net income (loss), thereby minimizing the impact of foreign exchange rate movements on total shareholders’ equity. As such, the foreign exchange losses (gains) in our Statement of Operations in isolation are not a fair representation of the performance of our business.

The bargain purchase gain, recognized upon the acquisition of Aviabel, reflects the amount by which the fair value of the net identifiable assets acquired exceeded the fair value of consideration transferred and is not indicative of future revenues of the company.

Transaction related expenses are primarily driven by business decisions, the nature and timing of which are unrelated to the underwriting process and which are not representative of underlying business performance.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

In this regard, certain users of our financial statements evaluate performance excluding after-tax net realized investment gains (losses), foreign exchange losses (gains), bargain purchase gain and transaction related expenses to understand the profitability of recurring sources of income.

We believe that showing net income available to common shareholders exclusive of net realized gains (losses), foreign exchange losses (gains), bargain purchase gain and transaction related expenses reflects the underlying fundamentals of our business. In addition, we believe that this presentation enables investors and other users of our financial information to analyze performance in a manner similar to how our management analyzes the underlying business performance. We also believe this measure follows industry practice and, therefore, facilitates comparison of our performance with our peer group. We believe that equity analysts and certain rating agencies that follow us, and the insurance industry as a whole, generally exclude these items from their analyses for the same reasons. The reconciliation of non-GAAP operating income to net income available to common shareholders, the most comparable GAAP measure, is presented in the "Non-GAAP Financial Measures Reconciliation" section in this release.

Constant Currency Basis
We present gross premiums written, net premiums written and net premiums earned on a constant currency basis in this release. The amounts presented on a constant currency basis are calculated by applying the average foreign exchange rate from the current year to the prior year amounts. We believe this presentation enables investors and other users of our financial information to analyze growth of gross premiums written, net premiums written and net premiums earned on a constant basis. The reconciliation to gross premiums written, net premiums written and net premiums earned on a GAAP basis is presented in the "Non-GAAP Financial Measures Reconciliation" in this release.

Pre-Tax Total Return on Cash and Investments excluding Foreign Exchange Movement
Pre-tax total return on cash and investments excluding foreign exchange movements measures net investment income (loss), net realized investments gains (losses), interest in income (loss) of equity method investments, and pre-tax change in unrealized gains (losses) generated by our average cash and investment balances. The reconciliation to pre-tax total return on cash and investments, the most comparable GAAP financial measure is presented in the "Third Quarter Highlights" section in this release.
We believe this presentation enables investors and other users of our financial information to analyze the performance of our investments.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com

Non-GAAP Financial Measures
We also present diluted non-GAAP operating income per common share and annualized non-GAAP operating return on average common equity ("annualized non-GAAP operating ROACE"), which are derived from the non-GAAP operating income measure and are reconciled to the most comparable GAAP financial measure in the "Non-GAAP Financial Measures Reconciliation" in this release.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08
Tel. 441.496.2600 Fax 441.405.2600
www.axiscapital.com